

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 18, 2017

Via Email
Mr. Eric R. Slusser
Executive Vice President and Chief Financial Officer
Express Scripts Holding Company
One Express Way
St Louis, MO 63121

> **Re:** **Express Scripts Holding Company**
> **Form 10-K for the year ended December 31, 2016**
> **Filed February 14, 2017**
> **File No. 1-35490**

Dear Mr. Slusser:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joel Parker

Joel Parker,
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining